投资协议书

INVESTMENT AGREEMENT

魏大庆 (中国一组投资人的代表)

Wei Daqing (representing a group of Chinese businessmen)

(作为甲投资者the First Investor)

和

中山市龙泽水产养殖有限公司

Zhongshan City Longze Aquaculture Co., Ltd.

(作为乙投资者 the Second Investor)

和

中山一力农业发展有限公司

Zhongshan A Power Agriculture Development Co., Ltd.

(作为丙投资者 the Third Investor)

和

瑞祺实业有限公司

Tri-Way Industries Limited

(作为投资公司 the Invested Company)

和

江门市一力渔业发展有限公司

Jiangmen City A Power Fishery Development Co., Ltd.

(作为资产受让方 the Assets Recipient)

和

冯炽权 (中国一组投资人之一人)

Feng Chiquan (a member of a group of Chinese businessmen)

(作为甲土地承包经营方 the First Land Contractor)

和

陈文辉

Chen Wenhui

(作为乙土地承包经营方 the Second Land Contractor)

和

美国一力农业集团公司

Sino Agro Food, Inc.

(作为交易促进者 the Facilitator)

2016年8月18日

August 18, 2016

(合同编号 Ref: S&PPF1JAPFD18082016)

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本协议由以下合同各方于2016年8月18日签署。

This Agreement is made on August 18, 2016 by the following parties:

(1)  魏大庆, 作为中国一组投资人的代表(以下称“甲投资者“)

身份证号码: 4210221969102504
通讯地址: 湖南省安乡县安生乡大杨树居委会0207

Wei Daqing, representing a group of Chinese businessmen (“the First Investor”)

Chinese Identification No. 4210221969102504

Correspondence Address: No. 0207, Da Yang Shu Residents’ Committee, Ansheng Village, Anxiang County, Hunan Province

(2)   中山市龙泽水产养殖有限公司(以下称“乙投资者“)

通讯地址: 中山市三角镇光明村十五顷农业园A区

Zhongshan City Longze Aquaculture Co., Ltd. (“the Second Investor”)

Correspondence Address: Shiwuqing Agriculture Park, Guangming Village, Sanjiao Town, Zhongshan City.

(3)   中山一力农业发展有限公司, 于中国大陆注册的公司(以下称“丙投资者“)
通讯地址: 中山市翠亨新区临海工业园经三路临海业务用房一楼LH5室

Zhongshan A Power Agriculture Development Co., Ltd., a private limited company incorporated in mainland China. (“the Third Investor”)

Correspondence Address: Room LH5, 1st Floor, Linhai Business Building, Jingsan Road, Linhai Industrial Zone, Tsuiheng New District, Zhongshan City

(4)   瑞祺实业有限公司, 于中国香港注册的有限责任公司(以下称“投资公司“)

代表人: 李业勤 职务: 董事

注册地址: 香港灣仔莊士敦道181號大有大廈1613室

通讯地址: 广东省广州市天河区林和西9号耀中广场A座3801室(邮编510610)

Tri-Way Industries Limited, a private limited liability company incorporated in Hong Kong, China (“the Invested Company”)

Authorized Representative : Mr. Lee Solomon Yip Kun　 Position : Director

Registered Address : Room 1613 16/F Tai Yau Bldg 181 Johnston Road, Wanchai Hong Kong

Correspondence Address: RM3801, China Shine Plaza, No. 9, Linhexi Road, Tianhe District, Guangzhou 510610, the People’s Republic of China

(5)   江门市一力渔业发展有限公司, 根据中华人民共和国法律设立的合法实体(以下 称“资产受让方“)

法定代表人: 潘世芳

通讯地址: 广东省恩平市牛江镇横眉村委会连开村圣南渠侧边

Jiangmen City A Power Fishery Development Co., Ltd., a company incorporated in accordance with the laws of China (“the Assets Recipient”)

Legal Representative : Pan Shifang

Correspondence Address: Shennan Channel south, Liankai villager group, Hengmei Villagers’ Committee, Niujiang Town, Enping City, Guangdong Province

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(6)   冯炽权, 中国一组投资人之一人(以下称“甲土地承包经营方“)

身份证号码: 440723197307214617
通讯地址: 广东省恩平市圣堂镇区村村民委员会山爪村1巷15号

Feng Chiquan, a member of the group of Chinese Businessmen (“the First Land Contractor”)

Chinese Identification No. 440723197307214617

Correspondence Address: No. 15, 1st Lane, Shengtang Town, Shangzhao Village , Enping City, Guangdong Province

(7)	陈文辉, (以下称“乙土地承包经营方“)

身份证号码: 452528197309187477
通讯地址: 广西博白县双旺镇邦杰村旧屋坝队027号

Chen Wenhui, (hereinafter called the “the Second Land Contractor”)

Chinese Identification No.: 452528197309187477

Correspondence Address: No.027, Bai Dui, Jiu Wu, Bangjie Village, Shuang Wang Town, Bo Bai County, Guangxi Province

(8)	美国一力农业公司集团公司(公司编号C3048-1974)(以下简称“交易促进者“)

一间在美国内华达州注册成立的公司, 于美国OTC场外交易市场OTCQB版挂牌上市公司。

驻广州代表处的地址: 中华人民共和国广东省广州市天河区林和西路9号耀中广场A座3801室

法定代表人: Solomon Lee (李业勤) 职务: 董事 国籍: 澳洲

Sino Agro Food, Inc. (Corporation No. C3048-1974) (“the Facilitator”), a company incorporated in Nevada, the United States of America, and having its representative office at Room 3801, Block A China Shine Plaza, No. 9, Linhexi Road, Tianhe District, Guangzhou, the People’s Republic of China.

Legal representative : Mr. Solomon Lee, a director.

鉴于 Whereas:

1.	投资公司为交易促进者之全资子公司。 截至本协定签订之日,交易促进者承担了投资公司的资产(以下称“该原资产“)和负债。

The Invested Company is a wholly owned subsidiary of the Facilitator. The Facilitator has as at the date of this Agreement assumed ownership of the assets (hereinafter referred to as “the Original Assets”) and assumed the liabilities of the Invested Company.

2.        资产受让方原性质为中外合资经营企业, 由投资公司与广州康日企业管理有限公司合资设立。在本协议签订之前, 投资公司已经与广州康日企业管理有限公司签订股权转让协议, 由投资公司购买广州康日企业管理有限公司持有的资产受让方的25%股权, 投资公司持有买方的100%股权。该股权转让将使资产受让方由中外合资经营企业转变为外商独资企业, 相关行政审批程序已报行政机关批准。

The legal nature of the Assets Recipient had been as a Sino foreign equity joint venture enterprise incorporated by the Invested Company and Guangzhou Kangri Enterprise Management Co. Ltd. The Invested Company had concluded a Share Purchasing Agreement with Guangzhou Kangri Enterprise management Co. Ltd. before the signing of this agreement, such that the Invested Company currently owns 100% shareholding of the Assets Recipient through the purchase of an additional 25% shareholding from Guangzhou Kangri Enterprise Management Co. Ltd. Following the said share purchase, the Assets Recipient’s legal nature has been converted to one of a wholly foreign owned enterprise, the application for the official approval of which has been submitted to the relevant governmental agencies

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3.	甲投资者为中国一组投资人的代表(以下称“中国投资人“)。甲土地承包经营方与广东省恩平市圣堂镇区村村委会山瓜村(以下称“该村“)于2012年5月7日签署一份农村土地承包经营流转合同, 承包经营该村村仔山南边的16亩土地(以下称“该甲土地”)作为自由农业开发, 租期为2012年04月01日至2042年03月31日。甲土地承包经营方为中国投资人之一人, 后将该土地与甲投资者合作建设养殖虾场(以下称“该甲养殖场”)。该甲养殖场的建设工程已经完成并且正常操作(以下称“该甲资产”)。

The First Investor is the representative of a group of Chinese businessmen (“Chinese Group”). On May 7, 2012, the First Land Contractor, as a member of Chinese Group, entered into a Rural Land Management Rights Lease Agreement with the Village Committee of Shangua Village, Shengtang Town, Enping City, Guangdong Province, for the lease of a piece of land located at the southern side of the village hill of Shangua Village, Shengtang Town (hereinafter, referred to as “the said First Land”) for the period from April 1, 2012 to March 31, 2042, for the purpose of agricultural development. The First Land Contractor and the First Investor subsequently jointly developed a prawn grow-out farm (hereinafter, referred to as “the said First Farm”) on the said First Land. The development of said First Farm is completed and its fish farm is in operation (hereinafter, referred to as “the said First Assets”).

4.	乙投资者为由乙土地承包经营方出资在中国大陆成立的公司。乙土地承包经营方与吴坚娥于2014年1月1日签署一份鱼塘承租合同, 乙土地承包经营方承包经营位于中山市三角镇光明村250亩的鱼塘地段(以下称“该乙土地”), 租期为2013年01月01日至2024年12月31日。该合同经三角镇光明村委会同意。乙土地承包经营方作为乙投资者的投资人, 后将该乙土地投入乙投资者作为乙投资者的资产并由乙投资者运营、建设、管理(以下称“该乙养殖场”)。该乙养殖场的建设工程已经完成并且正常操作(以下称“该乙资产”)。

The Second Investor is a Chinese company incorporated by the Second Land Contractor. On January 1, 2014, the Second Land Contractor and one Wu Jiane, entered into a fish farm pond land contracting agreement for the leasing of the fish pond farm land with an area of 250 Mu (hereinafter, referred to as “the said Second Land”) located at Shiwuqing Agriculture Park, Guangming Village, Sanjiao Town, Zhongshan City for the period from 1st January 2013 to 31st December 2024, for the purpose of aquaculture development. The said contracting agreement was approved by the Guangming Village Committee. The said Second Land Contractor, as an investor in the Second Investor, injected the said Second Land as asset holdings into the Second Investor for the construction, management and operation of a prawn farm by the Second Investor (hereinafter, referred to as “the said Second Farm”). The development of said Second Farm is completed and its fish farm is in operation (hereinafter, referred to as “the said Second Assets”).

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5.	丙投资者为中国大陆合法成立的公司。中山市广汇实业投资有限公司(以下简称: 广汇实业公司)与中山市围垦总公司(以下简称: 围垦公司)于2014年1月27日签订一份《垦地租赁合同书》, 广汇实业公司承租围垦公司位于中山市横门垦区611.25亩土地。租期为2014年2月16日至2034年2月15日。其中约400亩(以下简称“该丙土地“)建成室内循环水养殖场, 分两期建设, 每期建设面积为200亩。 丙投资者与中山市围垦总公司、广汇实业公司于2014年5月28日签订《补充协议书》, 三方一致同意将广汇实业公司在《垦地租赁合同书》中所承担的责任、权利和义务全部移至丙投资者, 即丙投资者成为上述土地承租方。 该养殖场的建设工程已开始, 在上述土块上分两期建设上述室内养殖场, 第一期建设为虾养殖场3, 第二期建设为虾养殖场4(以下统称“该丙养殖场”) , 两个虾养殖场各占地两百亩(以下统称“该丙资产“)。

The Third Investor is a company duly incorporated in mainland China. On January 27, 2014, Zhongshan City Guanghui Industrial Investment Co., Ltd. (“Guanghui Industrial Company”) entered into a Land Leasing Agreement with Zhongshan Weiken Company(“the Weiken Company”), for the lease of a piece of land covering an area of 611.25 mu located at Hengmen District of Zhongshan for the period from February 16, 2014 to February 15, 2034, for the purpose of the development of indoor recycling aquaculture grow-out farms, covering 400 Mu (hereinafter, referred to as “the said Third Land”), to be developed in two stages. On May 28, 2014, the Third Investor entered into a Supplementary Agreement with the Weiken Company and the Guanghui Industrial Company in which the three parties agreed that the responsibilities, rights and obligations of the Guanghui Industrial Company in the Land leasing Agreement were assigned to the Third Investor. The Third Investor thus has become the land contractor under the Land Leasing Agreement. The indoor prawn farm was developed in two stages on the said Third Land, the first being the Prawn Farm 3, and the second being the Prawn Farm 4 (hereinafter, collectively called “the Third Farms”), each covering 200 mu (hereinafter, collectively referred to as “the said Third Assets”).

6.     (该甲养殖场、该乙养殖场及该丙养殖场以下统称“该养殖场“)。

(the said First Farm, the said Second Farm and the Third Farms are, hereinafter, collectively called “the said Farms”).

7.     (该原资产、该甲资产、该乙资产及该丙资产以下统称“该资产“)。

(the Original Assets, the said First Assets, the said Second Assets and the said Third Assets are, hereinafter, collectively called “the said Assets”).

8.     (甲投资者、乙投资者及丙投资者以下统称“该中国投资者“, 而交易促进者、甲投资者、乙投资者及丙投资者以下统称“该投资者“)。

(the First Investor, the Second Investor and the Third Investor are, hereinafter, collectively called “the said Chinese Investors” whereas the Facilitator, the First Investor, the Second Investor and the Third Investor are, hereinafter, collectively called “the said Investors”).

9.     (甲土地承包经营方、乙土地承包经营方, 及丙投资者作为有关土地承包经营方, 以下统称“该土地承包经营方“)

(the First Land Contractor, the Second Land Contractor, and the Third Investor as the land contractor of the land concerned, are, hereinafter, collectively called “the said Land Contractors”).

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10.     在交易促进者的促进下, 甲投资者、乙投资者及丙投资者欲投资于投资公司, 以换取投资公司的股权, 本合同各方同意依据本合同下列条款将该资产及知识产权(以下称“该知识产权”)注入资产受让方, 由资产受让方取得该资产所有权及该知识产权的经营权, 并享有该资产及知识产权经营所得全部收益。

Upon the facilitation of the Facilitator, the First Investor, the Second Investor and the Third Investor are desirous of investing in the Invested Company to procure the shareholdings in the Invested Company, the Parties hereto, have agreed to inject all the chattel of the said Assets and Intellectual Property (hereinafter, referred to as “said Intellectual Property”) to the Assets Recipient, such that the Assets Recipient will obtain the ownership and operation rights of the said Assets and the said Intellectual Property, reaping all profits and bearing all risks related to the operation of the same.

11.	该投资者签署本协议的同时, 在土地承包经营方的同意下, 也将该养殖场的厂房及附着不动产有偿租给资产受让方使用。

The said Investors shall, simultaneously upon the signing of this Agreement, with the consent of the said Land Contractors, lease the buildings and the immovable structures of the said Farms to the Assets Recipient.

12.     本合同方本着公平互惠、诚实信用的原则, 就交易促进者及该投资者将该资产及该知识产权注入资产受让方, 以换取投资公司的股权, 并将养殖场的厂房及附着不动产有偿租给资产受让方使用事宜, 经协商一致, 达成合同如下:

On the basis of fairness and mutual benefit as well as honesty and trust, the Parties hereto have reached an agreement on the matters concerning the injection of the said Assets and the said Intellectual Property, and the lease of the buildings and the immovable structures of the said Farms in exchange for the shareholdings in the Invested Company, upon the terms as hereinafter, stipulated.

1.	定义和解释

Definitions and Interpretations

在本协议中, 相关词语的含义如下, 除非上下文有不同要求:

Unless otherwise specified, the following words shall have the following meanings:

“该资产”: 指附件一《该资产明细清单》载明的该养殖场的系统设备、附属于设备、资产的备件零件、软件及其他可移动资产。

“The said Assets” shall mean all equipment, related parts, software, and other chattels and movable assets installed or located in the compound of the said Farms, as listed in the “Appendix 1 –The List of the said Assets” annexed, hereto.

“该知识产权”: 指为开展主营该养殖场知识产权所必需的各种资源, 主要包括注册商标、专利、技术、商业秘密及商誉等。详见附件二《知识产权资源清单》

“The said Intellectual Property” shall mean all resources relating to the intellectual property of said Farms, including but not limited to patents, know-how, trade secrets and trademarks, as listed in the “Appendix 2– The List of the said Intellectual Property”.

“工作日”: 指香港的银行的营业日(不包括星期六和星期日)。

”Working Day” shall mean the business day of the commercial banks in Hong Kong (excluding Saturdays and Sundays).

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“资产股票对换价值”: 该投资者将该资产及该知识产权注入资产受让方, 以换取投资公司的股票的等价数额。详见附件四《资产股票对换价值明细清单》

“The said Assets and Shares Exchange Value” shall mean the equivalent value of the number of shares to be issued in exchange for the injection of the said the Assets and the said Intellectual Property into the Assets Recipient, as stipulated in “Appendix 4 - Details of the said Assets and Shares Exchange Value Settlement”.

“租金”: 资产受让方租赁厂房及不动产所应付的租金。

“Rental” shall mean the rental paid by the Assets Recipient for leasing of the buildings and immovable structures.

“人民币”: 指中华人民共和国法定货币。

“Renminbi” or “RMB” shall mean the legal currency of the Peoples’ Republic of China.

“美元”: 指美国法定货币

“US$”: shall mean the legal currency of the United States of America.

“机构”: 包括部、理事会、局、委员会、机关、或其执行部门。

“Agency” shall mean governmental ministries, committees, departments, offices or such enforcement agencies.

“授权”: 包括任何批准、同意、许可、允许、授权、准许、登记、声明。

“Authorization” shall mean any approval, consent, permit, permission, certification or declaration.

“人”: 包括个人、法人、公司、团体或非法人团体、合伙、合资或信托或任何组织, 国家的或地方的或任何政府或机构。

“Person” shall mean any individual, legal entity, corporation, body or non-legal entity such as partnership, trustee or any organization, the central or local governments or their agencies.

2.	注入该资产及该业务

Injection of the said Assets

2.1      该投资者同意以本协议附件四《资产股票对换价值明细清单》的约定资产股票对换价值, 将该资产及该知识产权注入资产受让方, 并同意将该资产及该知识产权交付给资产受让方经营使用。该投资者于本协议签订后并将养殖场的厂房及附着不动产有偿租给资产受让方, 详见附件三《厂房及不动产清单》。

The said Investors hereby agree to the injection of the said Assets and the said Intellectual Property into the Assets Recipient based upon the said Assets and Shares Exchange Value as stipulated in the “Appendix 4 - Details of the said Assets and Shares Exchange Value Settlement”.  Simultaneously upon the signing of the Agreement, the said Investors shall lease the buildings and the immovable structures of the said Farms to the Assets Recipient, as listed in the “Appendix 3–The Lists of the Buildings and the Immovable Structures”.(Effective date)

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2.2       该投资者保证, 在向该投资者注入该资产及该知识产权之前, 该投资者享有对该资产的完全充分的所有权, 并未将该资产出售、出租、抵押给第三方或有其他任何减损买方对该资产及知识产权经营使用的行为发生。

The said Investors hereby covenant that prior to the injection of the said Assets and the said Intellectual Property into the Assets Recipient, the said Investors have had the full rights and titles to the said Assets, and that the said Investors have not sold, rented or leased out or mortgaged the said Assets to any third party, nor has the said Investors done anything that would impair the Assets Recipient’s operating rights to the said Assets and the said Intellectual Property.

2.3       资产受让方自本合同约定该养殖场交付之日取得该资产和该知识产权的所有权和经营权, 享有经营使用该养殖场的全部收益, 承担经营使用该养殖场的全部风险。

The Assets Recipient shall obtain the ownership and operation right of the said Assets and the said Intellectual Property upon the date of handing over of the said Assets and the said Intellectual Property of the said Farms by the said Investors to the Assets Recipient, such that the Assets Recipient shall bear the business risks and reap profits independently related to operations of the said Farms.

2.4      资产受让方应取得该资产及该知识产权的所有权, 换取本合同第2.7条款所述的股份分配, 即在二零一六年十月五日或之前(以下称“完成日期“)。

The Assets Recipient shall obtain the ownership right of the said Assets and the said Intellectual Property in exchange for the allotment of shares as described in clause 2.7 below, that is, on or before October 5, 2016 (hereinafter, referred to as “Completion Date”).

2.5      该资产收受人对该养殖场的厂房及附着不动产的实际应用(或使用)期限为本合同生效之日至2042年03月31日, 或至土地承包经营流转合同期满, 该土地承包经营方及该投资者有义务延长该土地的承包经营期限二十年, 以便该投资者继续将该厂房及附着不动产免费提供给资产受让方使用二十年。

The application (or usage) of the buildings and the immovable structures of the said Farms to the Assets Recipient shall commence from the effective date of this Agreement until March 31, 2042. The said Land Contractors and the said Investors shall be obliged to extend the lease period of said Lands for another 20 years upon the expiration of the Rural Land Management Rights Lease Agreement to permit the lease of the buildings and the immovable structures of the said Farms to the Assets Recipient, free of rental.

2.6      该资产及该业务的资产股票对换价值, 详见附件四《资产股票对换价值明细清单》。

附件三《厂房及不动产清单》中该投资者将该养殖场的房屋租赁和不动产租赁和股票对换价值, 请详见附件四-《资产股票对换价值明细清单》

The said Assets and Shares Exchange Value is as stipulated in “Appendix 4 - Details of the said Assets and Shares Exchange Value Settlement”. The Rental and Shares Exchange Value for leasing of the buildings and immovable structures as stipulated in “Appendix 3–The Lists of the Buildings and the Immovable Structures” is as stipulated in “Appendix 4 - Details of the said Assets and Shares Exchange Value Settlement”.

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2.7	资产股票对换价值的结算

投资公司以附件四《资产股票对换价值明细清单》载明的投资公司新股份(按每股26.40港元计算)的同等价值, 分期发行新股给该投资者或该投资者指定的人士或单位, 作为等价换取该投资者以该资产及该知识产权注入资产受让方及租金的方式投资于投资公司。投资者在此同意, 被投资公司将指示其公司秘书根据投资者公司的资本扩大向相关投资者或其指定人员或实体配发新股, 并相应地向香港公司登记。投资公司在根据其持股情况, 决定向该投资者或该投资者指定的人士或单位发行新股的时间和数量, 以确保该中国投资者或其指定的人士或单位单方持有, 或共同持有投资公司的股票均为非控制权的股份。如投资公司向该中国投资者或其指定的人士或单位发行的股票, 可能导致该中国投资者或其指定的人士或单位单方, 或共同持有的投资公司的股票形成控制权时, 投资公司有权推迟该等股票的发行, 直至该股票发行不可能影响投资公司的控制权。在任何情况下, 投资者进一步同意, 由于公司秘书将需要时间来完成股份分配和注册的手续, 所以向该投资者发行股票的延迟(如果有的话)将不会影响到2016年10月5日该协议的完成。

The said Assets and Shares Exchange Value is to be settled in the following manner:

In consideration of the said Investors investing in the Invested Company, by way of injecting the said Assets and the said Intellectual Property as well as the Rental into the Assets Recipient, the Invested Company shall settle the said Assets and Shares Exchange Value and the Rental by issuing such number of equivalent value of new shares (calculated at HK$26.40 / share) of the Invested Company as prescribed in the Appendix 4, hereto. The Investors hereby agree that the Invested Company will instruct its Company Secretary to allot new shares to respective investors or their nominated persons, as instructed, and to file with the Hong Kong Company Registrar, accordingly. The Invested Company shall be entitled to decide when to issue new shares, and the number of shares to be issued to the said Investors or such person or such entity nominated by the said Investors as the said Investors’ nominee, according to the Invested Company’s shareholding situation, so that the said Chinese Investors or such person or such entity nominated by the said Chinese Investors will not acquire the controlling shareholding of the Invested Company, nor will the said Chinese Investors or such person nominated by them, either individually or collectively, acquire the controlling shareholding of the Invested Company. If at any time the issuance of such new shares may result in the said Chinese Investors or such person nominated by them, either individually or collectively, acquiring the controlling shareholding of the Invested Company, then the Invested Company shall be entitled to delay such issuance of new shares until such issuance would not result in change of control of the Invested Company. The Investors further agree that the Company Secretary will need time to complete procedures for share allotments and registration as such delays (if any) in the issuance of said shares to said investors shall not affect the completion of this agreement on October 5, 2016.

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2.8     本协议书签订生效后, 合同方即分别指派有关人员办理该资产及该知识产权及厂房与不动产交付使用手续。该资产及知识产权交付使用之前, 该投资者应当负有该资产及知识产权的安全和保管责任, 并对该资产的毁损和灭失风险承担完全责任; 如因任何原因该投资者未能将该资产及知识产权交付给资产受让方经营使用, 投资公司及/或资产受让方有权解除本协议书, 并要求该投资者赔偿由此给投资公司及/或资产受让方造成的损失。

After the effective date of this Agreement, the Parties shall direct their respective personnel to forthwith carry out the procedures of inspection, checking, and handing over of the said Assets and the said Intellectual Property. Prior to handing over of the said Assets and the said Intellectual Property, the said Investors shall be responsible for the safe custody of the said Assets and the said Intellectual Property and be liable for all risks of damage and loss of the same, or any part, thereof. If for any reason the said Investors shall fail to hand over the said Assets and the said Intellectual Property to the Assets Recipient, the Invested Company or/and the Assets Recipient shall have the right to rescind this contract, and demand for compensation for the losses suffered by the Invested Company or/and the Assets Recipient as a result, thereof.

2.9     交付上述资产及知识产权和厂房与不动产的日期应为自本协议签订之日起 44 日内, 即二零一六年十月一日或之前(以下称“交付资产日”)。上述资产及知识产权的所有权及保管责任自该交付时起逐步转移。上述资产及上述知识产权之安全保管责任于交接程序完成后由该投资者转移至资产受让方, 并于完成日即二零一七年十月五日视所有权为已全数转让及完成。上述资产及上述知识产权的交付地点为该养殖场所在地。

The date for handing over of the said Assets, said Intellectual Property and the buildings and immoveable structures shall be within 44 days from the date hereof, that is, on or before October 1, 2016 (hereinafter, referred to as “Handing Over Date”). The ownership and responsibility for safe custody of the said Assets and the said Intellectual Property shall be transferred from the said Investors to the Assets Recipient by stages after the handover procedures are completed and the Ownership will be deemed fully transferred and completed upon the Completion Date on or before October 5, 2016. The handing over place for the said Assets and the said Intellectual Property shall be the site where said Farms are located.

2.10   双方同意, 在该资产及知识产权及厂房与不动产的交付前, 该养殖场及资产及该知识产权的经营负债、税务、维护、建设以及与本协议书有关的评估、出售税费等各项费用由该投资者承担。在该资产及该知识产权的交付后, 该养殖场及资产及该知识产权的一切维修费用由资产受让方承担。但是, 该土地承包经营方承担该土地的承包费及管理费直至承包经营期满为止。

The Parties, hereto, hereby agree that all debts, taxes, maintenance fees, construction fees relating to the said Assets, the said Intellectual Property and the buildings and immoveable structures incurred before the Handing Over Date, and all expenses, valuation and levies in connection with this Agreement in respect of the said Assets and the said Intellectual Property shall be borne and paid by the said Investors, whereas all maintenance and repair costs of the said Assets and the said Intellectual Property thereafter shall be borne by the Assets Recipient. The said Land Contractors shall bear and pay the land lease fee for the entire period of the lease of the lands concerned.

2.11    各方在此同意, 于本协议日期(二零一六年八月十七日), 投资公司(瑞祺實業有限公司)存留资产的公允价值为630,601,974港元(或81,367,997美元), 占被投资公司23.89%的股权。

The Parties hereto hereby agree that the fair value of the retained assets of the Invested Company (Tri-way Industries Limited) as at the date of this agreement, August 18, 2016, stands at HKD630,601,974 (or USD81,367,997) representing 23.89% equity interest of the Invested Company.

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3.	权属保证

Warranty

3.1     该土地承包经营方保证其在本协议资产及该知识产权交付使用期内, 不将该土地的承包经营权对第三人转让、出租、押抵、或作其他不符合本合同目的使用、或因该土地承包经营权纠纷而出现妨碍资产受让方对该资产及该知识产权经营使用的情形。

The said Land Contractors hereby covenant that, prior to the expiration of the lands’ leasing period, the said Land Contractors shall not transfer, lease, mortgage the operation rights of the said Lands to any third party, nor shall the said Land Contractors do anything that would impair the Assets Recipient’s management and operation of the said Assets and the said Intellectual Property.

3.2     在本买卖合同下, 该养殖场的该动产所有权及知识产权发生转移, 但该土地承包经营方及该投资者对该土地享有的承包经营权、厂房及不动产所有权不发生转移。因此, 因土地承包经营权、厂房及不动产所发生的一切纠纷及法律责任均由该土地承包经营方及该投资者承担。

The Parties hereby affirm that, under this Agreement, the titles to the said Assets and the said Intellectual Property shall be transferred to the Assets Recipient, but the legal right of the said Farms’ land, plant and real estate shall remain with the said Land Contractors, and the said Investors and the said Land Contractors shall be responsible for handling all disputes relating to titles to the said Farms’ land, buildings and immovable structures and operation rights of the said Lands, respectively.

3.3    该投资者应向资产受让方提供对该资产及该知识产权享有所有权的证明材料和该投资者有权出售该资产及该知识产权的证明材料。该投资者不能或未能出具上述证明, 不影响资产受让方取得该资产的所有权及经营使用权。

The said Investors hereby, individually and collectively, covenant to provide the Assets Recipient with documentary proof of titles to the said Assets and the said Intellectual Property, or other instruments that evidence the said Investors’ right to sell the said Assets and the said Intellectual Property. The said Investors’ failure to fulfill such duties, herein, shall not impair obtaining ownership and operation rights of the said Assets by the Assets Recipient.

3.4     本协议第3条、第4条及第5条均为约定各方实质性权利义务的条款, 该投资者与该土地承包经营方互对对方的上述履行行为及违约责任承担连带责任。

The said Investors shall be jointly and severally liable for the said Land Contractors’ duties and breach of contract specified in Clauses 3, 4, and 5, and the said Land Contractors shall be jointly and severally liable for the said Investors’ duties and breach of contract specified in Clauses 3, 4, and 5.

4.	本协议书生效条件

Effectiveness of the Agreement

4.1	本协议书由各方签字或/和盖章或各方法定代表人或其授权代表人签字或/和盖章生效。

This Agreement shall take effect upon execution of this Agreement by each party, or /and by the legal representative, or/and by the authorized representative of each party.

5.      声明及保证

Representation and Warranty

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5.1	该投资者:

The said Investors hereby represent and warrant:

(1)    该投资者有权签署并有能力履行本协议。

The said Investors have the capacity and right to execute this Agreement, and is capable of fulfilling their obligations under this Agreement.

(2)    该投资者签署和履行本协议所需的一切手续均已办妥并合法有效。

Approval and procedures required for execution and fulfilling this Agreement have been duly obtained or completed.

(3)    在签署本协议时, 任何法院、仲裁机构、行政机关或监管机构均未作出任何足以对任何一方履行本协议产生重大不利影响的判决、裁定、裁决或具体行政行为。

There is no existing or pending court judgment, or arbitration verdict, or decision from administrative agency or supervision agency, which may negatively affect or impair fulfilling of this agreement by each party.

(4)    本协议生效后即对该投资者具有法律约束力。

This Agreement shall be legally binding on the said Investors upon its taking effect.

5.2	投资公司:

The Invested Company hereby represents and warrants:

(1)    投资公司为一家依法设立并合法存续的企业, 有权签署并有能力履行本协议。

The Invested Company is a duly incorporated and existing company. The Invested Company has the capacity and right to execute this Agreement, and is capable of fulfilling its obligations under this Agreement.

(2)    投资公司签署和履行本协议所需的一切手续均已办妥并合法有效。

Approval and procedures required for execution and fulfilling of this agreement have been duly obtained or completed.

(3)    在签署本协议时, 任何法院、仲裁机构、行政机关或监管机构均未作出任何足以对任何一方履行本协议产生重大不利影响的判决、裁定、裁决或具体行政行为。

There is no existing or pending court judgment, or arbitration verdict, or decision from administrative agency or supervision agency, which may negatively affect or impair fulfilling of this agreement by each party.

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(4)    投资公司为签署本协议所需的内部授权程序均已完成, 本协议的签署人是投资公司授权代表人。本协议生效后即对投资公司具有法律约束力。

The authorization procedures for authorized representative execution of this agreement on behalf of the Invested Company have been duly completed. This Agreement shall be legally binding on the Invested Company upon its taking effect.

5.3	资产受让方:

The Assets Recipient hereby represents and warrants:

(1)    资产受让方为一家依法设立并合法存续的企业, 有权签署并有能力履行本协议。

The Assets Recipient is a duly incorporated and existing company. The Assets Recipient has the capacity and right to execute this Agreement, and is capable of fulfilling its obligations under this Agreement.

(2)    资产受让方签署和履行本协议所需的一切手续均已办妥并合法有效。

Approval and procedures required for execution and fulfilling of this agreement have been duly obtained or completed.

(3)    在签署本协议时, 任何法院、仲裁机构、行政机关或监管机构均未作出任何足以对任何一方履行本协议产生重大不利影响的判决、裁定、裁决或具体行政行为。

There is no existing or pending court judgment, or arbitration verdict, or decision from administrative agency or supervision agency, which may negatively affect or impair fulfilling of this agreement by each party.

(4)   资产受让方为签署本协议所需的内部授权程序均已完成, 本协议的签署人是资产受让方法定代表人或授权代表人。本协议生效后即对资产受让方具有法律约束力。

The authorization procedures for authorized representative execution of this agreement on behalf of the Assets Recipient have been duly completed. This Agreement shall be legally binding on the Assets Recipient upon its taking effect.

5.4	该土地承包经营方:

The said Land Contractors hereby represent and warrant,

(1)   该土地承包经营方有权签署并有能力履行本协议。

The said Land Contractors have the capacity and right to execute this Agreement, and is capable of fulfilling their obligations under this Agreement.

(2)   该土地承包经营方签署和履行本协议所需的一切手续均已办妥并合法有效。

Approval and procedures required for execution and fulfilling of this agreement have been duly obtained or completed.

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(3)    在签署本协议时, 任何法院、仲裁机构、行政机关或监管机构均未作出任何足以对任何一方履行本协议产生重大不利影响的判决、裁定、裁决或具体行政行为。

There is no existing or pending court judgment, or arbitration verdict, or decision from administrative agency or supervision agency, which may negatively affect or impair fulfilling of this agreement by each party.

(4)    本协议生效后即对该土地承包方具有法律约束力。

This Agreement shall be legally binding on the said Land Contractors upon its taking effect.

6.      通知

Notice

6.1     根据本协议需要一方向另一方发出的全部通知以及双方的文件往来及与本协议有关的通知和要求等, 必须用书面形式, 可采用(书信、传真、电报、电邮、当面送交等)方式传递。合同中所列各方的地址为有效的送达通讯地址。

Notice or document relating to this agreement from one party delivered to the other parties shall be in writing. Forms for service of notice or document shall include, but not limited to, letter, fax, telegraph and e-mail. The correspondence addresses of the parties as stated in this agreement shall be the service addresses of the parties.

6.2   一方变更通讯地址或联系方式, 应自变更之日起7日内, 以书面形式通知其他合同方; 否则, 由未通知方承担由此而引起的相关责任。

Any party shall give notice to the other parties in writing within 7 days upon change of correspondence address. Failure to issue notice by ways specified, herein, shall render liability for any legal responsibility which may arise, thereof.

7.      协议的变更

Amendments of the agreement

本协议履行期间, 发生特殊情况时, 任何一方需变更本协议的, 要求变更一方应及时书面通知其他方, 征得其他方同意后签订书面变更协议, 该协议将成为本协议不可分割的部分。未经合同方签署书面文件, 任何一方无权变更本协议。

Any party desiring to amend this agreement shall give written notice to the other parties, and execute a supplementary agreement upon consensus of the other parties. This Agreement shall not be varied except otherwise in writing signed by all parties.

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8.      违约责任

Breach of Contract

8.1     协议生效后, 该投资者保证在二〇一六年十月一日之前按协议规定的交付地点交付该资产及知识产权。逾期一天, 该投资者按养殖场资产评估价格金额的2%交纳违约金, 违约金最高不超过本协议标的金额的50%。违约期计算时应扣除因不可抗力导致的延误时间。

The said Investors covenants to handover the operation of the said Assets and the said Intellectual Property to the Assets Recipient before Oct 1, 2016 at the place specified, herein. In the event that the said Investors fail to hand over the said Assets and the said Intellectual Property before the stipulated date, the said Investors shall pay to the Assets Recipient liquidated damages at a rate of 2% of the evaluated value of the said Assets on a daily basis. The liquidated damages shall be with a cap amounting up to 50% of the appraised value of the said Assets. The default period shall be adjusted by deducting any period of force majeure, if any.

8.2	按本协议应支付的违约金、赔偿金和各种经济损失, 应当在明确责任后十个工作日内, 一次性付清。

All the liquidated damages, compensation and economic loss shall be paid up within 10 days from the time it’s determined the liability owed, thereof.

8.3       该土地承包经营方与该投资者对该投资者的履约及违约行为承担连带担保责任。

The said Land Contractors of the said Investors and the said Investors shall bear joint liability for any breach of contract by the said Investors, hereunder.

9.	不可抗力

Force Majeure

由于地震、台风、水灾、火灾、战争以及合同各方均认可的其它不能预见, 并且对其发生后果不能防止或避免的不可抗力事件, 致使直接影响合同的履行或者不能按约定的条件履行时, 遇有上述不可抗力的一方, 应立即通知其他各方, 并应在15天内, 提供不可抗力详情及合同不能履行、或者部分不能履行、或者需要延长履行的理由的有效证明文件。此项证明文件应由不可抗力发生地区的公证机构出具。按其对履行合同影响的程度, 由各方协商决定是否解除合同, 或者部分免除履行合同的责任, 或者延期履行合同。

Should any of the parties hereto be prevented from executing the contract by force majeure, such as earthquake, typhoon, flood, fire, war or other unforeseen events, and their occurrence and consequences are unpreventable and unavoidable, the prevented party shall notify the other parties by telegram without any delay, and within 15 days thereafter provide detailed information of the events and a valid evidential document issued by the relevant public notary organization explaining the reason of its inability to execute or delay the execution of all or part of the contract. All parties shall, through consultations, decide whether to terminate the contract or to exempt part of the obligations for implementation of the contract or whether to delay the execution of the contract according to the effects of the events on the performance of the contract.

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10.   争议的处理

Dispute of the contract

本协议在履行过程中发生的争议, 由合同方当事人协商解决, 也可由有关部门调解; 协商或调解不成的, 按下列方式解决: 提交香港国际仲裁中心依据香港法律审理裁决。仲裁裁定是终局的, 对合同方均有约束力。仲裁费用及律师费由违约方承担。

In the event any dispute arising in the course of the implementation of this agreement cannot to be settled through amenable consultation among the parties, such dispute shall be referred to Hong Kong International Arbitration Centre for arbitration in accordance with laws of Hong Kong. The arbitral award is final and binding upon all parties. The arbitration fees and attorney fees shall be borne by the party or parties found in default.

11.   协议的解释

Interpretation of Agreement

11.1   本协议未尽事宜或条款内容不明确, 合同方当事人可以根据本协议的原则、协议的目的、交易习惯及关联条款的内容, 按照通常理解对本协议作出合理解释。该解释具有约束力, 除非解释与法律或本协议相抵触。

Issues not mentioned in this agreement or if any of the terms of the contract are unclear, the parties to the contract shall construe this contract according to the principle of this agreement, purpose of the contract, trading habits and associated terms of contract, and make a reasonable interpretation to the agreement. The interpretation is binding unless otherwise in conflict with the applicable laws or/and content of this agreement.

11.2    对本协议任何有效性、权利义务界定等法律解释均适用中国香港地区法律。

This agreement shall be governed and construed according to the laws of Hong Kong.

12.   本协议书的必不可少的附件

Indispensable appendices to this agreement

附件一 该资产明细清单

附件二 知识产权资源清单

附件三 厂房及不动产清单

附件四 资产股票对换价值明细清单

Appendix 1, List of said Assets

Appendix 2, List of said Intellectual Properties

Appendix 3, List of the Buildings and the Immovable Structures

Appendix 4, Details of the said Assets and Shares Exchange Value Settlement

13.   其他

Miscellaneous

13.1   本协议书正本一式八份, 合同各方各执一份, 具有同等法律效力。

This agreement is made in eight copies, of which each party shall have one copy. Each copy shall have the same legal force.

16

合同各方同意并接受上述合同条款, 同意执行协议, 签字盖章:

The parties hereby agree and accept the terms and conditions specified herein and execute this Agreement as follows:

签署Executed by:

甲投资者: 魏大庆

Wei Daqing (as the First Investor)

___________________

乙投资者: 中山市龙泽水产养殖有限公司

Zhongshan City Longze Aquaculture Co., Ltd. (as the Second Investor)

___________________

丙投资者: 中山一力农业发展有限公司

Zhongshan A Power Agriculture Development Co., Ltd. (as the Third Investor)

___________________

投资公司: 瑞祺实业有限公司

Tri-Way Industries Limited (as the Invested Company)

授权代表人 (the authorized representative)

___________________

资产受让方: 江门市一力渔业发展有限公司

Jiangmen City A Power Fishery Development Co., Ltd. (as the Assets Recipient)

法定代表人 (legal representative)

___________________

17

甲土地承包经营方: 冯炽权

Feng Chiquan (as the First Land Contractor)

___________________

乙土地承包经营方: 陈文辉

Chen Wenhui (as the Second Land Contractor)

___________________

交易促进者: 美国一力农业公司集团公司

Sino Agro Food, Inc. (as the Facilitator)

授权代表人 (the authorized representative)

___________________

18

附件一

Appendix 1

该资产明细清单

List of said Assets

(1)	The First Assets:

Prawn Farm (1)

Assets in Chattels
	Items	Specifications			Units
Designed Capacity: 1,000 MT / year (mainly for growing of prawns but adaptable to certain speicies of fish)		Type	Floor areas	Height or depth
Total 14 APM tanks (each set of APM tank = 12m x 12m x 2 m depth)			m2	m
C	(Fittings,connections, shelvings and accessories for)
	Office	Brick	950	3	1
	Staff quarters	Brick	1,180	3	1
	Dried storage	Brick	1,500	3	1
	Kitchen & dinning room	Brick	650	3	1
	Electricity sub-station	Semi-brick	50	2.5	2
	Stand-by Generator room	Brick	200	3	1
	Car parks
	Roofed	Steel	200	3	1
	Open	ground	500	-	1
	Heating & Boiler room	Brick	450	3	1
	Guard house	Brick	100	3	2
	Bouandry walls	Brick	1.5 Km	2.5	1
	Water storages & tanks
	PF(1)	Concrete	2,000	6	4
	Amenities facilities	Brick	200	3	2
	APM Farm building (fully enclosed)	Steel & brick	3,500	4	1
	APM Farm building (over-hang)	Steel & brick	1,000	4	1
	Engine rooms	Brick	150	3	5
	Laboratory and testing room	Brick	150	3	1
	Anticeptic digestors & waste treatment tanks	Concrete	500	2	2
	Others & related acessories		15% total of A

19

Assets in Plants and Equipment
	Items	Specifications
Designed Capacity: 1,000 MT / year (mainly for growing of prawns but adaptable to certain speicies of fish)		Type	Floor areas	Units
Total 14 APM tanks (each set of APM tank = 12m x 12m x 2 m depth)			m2
D	Plants and eqiuipment and parts and components
	Office
	Furniture	Sets		1
	Daily working P&E (inclusive computers, printers etc).	Sets		10
	Air-conditioners etc	Sets		3
	Miscellaneous & others	Sets	20% of above
	Staff quarters
	Furniture	Sets		10
	TV etc.	Sets		10
	Air-conditioners etc	Sets		10
	Miscellaneous	Sets	20% of above
	Dried storage (Air blowers & air conditions)	Sets		2
	Kitchen & dinning room
	Tables and chairs	Sets		20
	Cooking equipment and utensils	Sets		1
	miscellaneous and related items	Sets	20% of above
	Electricity sub-station
	Transformers and cables	Sets		2
	Related accessories	Sets		2
	Stand-by Generator room
	Power generators & cables	Sets		1
	Related accessories	Sets		1
	Car parks	0		0
	Heating & Boiler room
	Heat boilers & fittings & connections	Sets		1
	Related accessories	Sets		1
	Guard house
	Furnitues	Sets		2
	Miscellaneous	Sets		2
	Water storages & tanks
	PF(1)
	Water Pumps and motors & fitting & connections	Sets		3
	Water settlement basins & filters & fittings & connections	Sets		3
	Related accessories	Sets		3
	Antiseptic digesters & waste treatment tanks
	Water Pumps and motors & fitting & connections	Sets		2
	Filter blocks & motor & pumps & fitting & connections	Sets		2
	Related accessories	Sets		2

20

	Amenities facilities
	Furnitures	Sets	2
	Miscellaneous	Sets	2
	APM Farm
	Solid waste filters	Sets	14
	Bio-bacterial filters	Sets	14
	Disease & bacterial cambers	Sets	14
	Q3 cambers	Sets	14
	Water quality fine treament & adjustment cambers	Sets	14
	Water Pumps and motors & fitting & connections	Sets	14
	Heat Exhangers & fittings & connections	Sets	14
	Drainage fumagation pumps & motors & fittings & connections	Sets	14
	Filter & water flow panels, doors & fittings etc.	Sets	14
	Water out-let fittings & connections	Sets	14
	Aeriators pipes, fittings and connectings	Sets	14
	Filter covers and walking tops	Sets	14
	Water quality testing machines & fittings & connections	Sets	8
	Monitor computors & fittings & connections	Sets	4
	Monitor video cameras & fitting and connections	Sets	4
	All related accessories & miscellaneous	Sets	15% of above
	Engine rooms
	Air blowers & generators & motors & fittings & connections	Sets	5
	Water Pumps and motors & fitting & connections	Sets	5
	All related accessories & miscellaneous	Sets	5
	Laboratory and testing room
	Testing apparatus & other P&E	Sets	2
	Associated accessories	Sets
	Open water dams
	Water Pumps and motors & fitting & connections	Sets	2
	Water cleaning P&E & fitting, connections & motor etc.	Sets	2
	Associated accessories	Sets	2
E	Transportation and logistic
	Delivery & Motor van	Vehicle	1
	Related accessory, fittings & operation P&E	Sets	1
F	Operational P&E
	Grading P&E	Sets	1
	Harvesting P&E	Sets	14
	Testing kids	Sets	3
	Cleaning P&E	Sets	3
	Others & miscellaneous	Sets	15% of above

21

(2)	The Second Assets:

Prawn Farm (2)

The Assets in Chattels

	Items		Specifications			Units
As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm			Type	Floor areas	Height or depth
				m2	m
C.1	Renovations: (Fittings, shelvings and accessories for) main farm buildings
	Office		Mixed materials	1000	3	1
	Conference & show room		Mixed materials
	Staff quarters		Mixed materials	1500	3	1
	Dried storage		Mixed materials	500	3	1
	Cold storage		Mixed materials	150	3	1
	Freezer		Mixed materials	150	3	1
	Brine Shrimps producing		Mixed materials	100	3	1
	Kitchen & dinning room		Mixed materials	400	3	1
	Electricity sub-station		Mixed materials	50	2.5	2
	Stand-by Generator room		Mixed materials	100	3	1
	Car parks		Mixed materials
	Roofed		Mixed materials	500	3	1
	Open		Mixed materials	500	0	1
	Heating & Boiler room		Mixed materials	250	3	1
	Guard house		Mixed materials	75	3	2
	Live-baits storages		Mixed materials	1000	3	1
	Bouandry walls		Mixed materials	2.5 Km	2.5	1
	Water storages & tanks		Mixed materials
	PF(2)	Open	Mixed materials	1000	6	4
	PF(2)	Enclosed wells	Mixed materials	200	6	3
	Amenities facilities		Mixed materials	200	3	2
	Fingerling production APM Farm building
	Water treatment building		Mixed materials	1000	3	1
	Brood-stock buildings		Mixed materials	1000	3	1
	Larve production building		Mixed materials	1000	3	1
	Fingerling nurturing building		Mixed materials	2000	3	2
	Final stage Fingerling buildings		Mixed materials	1000	3	1
	Sales building		Mixed materials	500	3	1
	Engine rooms		Mixed materials	100	3	5
	Laboratory and testing room		Mixed materials	100	1	1
	Others & related acessories		Mixed materials	10% total of C.1

22

C.2.	Construction of Open RAS dams (grow-out & brood stocks)
	Grow-out dams	Soil	-	2	8
	RAS filtration and water treatment dams	Soil	-	2	4
	Grow-out RAS dams		-
	45 days grow-out dams	Concrete / Soil	-	4	4
	15 days grow-out dams	Concrete / Soil	-	4	2
	Roofing and covers	Penals & steel	-
	Related accessories and miscellaneous		10% total of C.2
C.3.	Renovations: (Fittings, connections and accessories)
	Grow-out dams	Soil	7,000	2	8
	RAS filtration and water treatment dams	Soil	2,000	2	4
	Constructing grow-out RAS dams (WIP)
	45 days grow-out dams	Concrete / Soil	7,000	4	4
	15 days grow-out dams	Concrete / Soil	2,000	4	2
	Related accessories and miscellaneous		10% total of C.3.
C.4.	Construction of Open RAS dams
	Grow-out dams	Soil	19,050	2	20
	RAS filtration and water treatment dams	Soil	6,191	2	12
	Grow-out RAS dams
	45 days grow-out dams	Concrete / Soil	19,050	4	20
	15 days grow-out dams	Concrete / Soil	6,191	4	12
	Related accessories and miscellaneous		10% total of C.4
C.5.	Renovations: (Fittings, connections and accessories)
	Grow-out dams	Soil	19,050	2	20
	RAS filtration and water treatment dams	Soil	5,443	2	12
	Constructing grow-out RAS dams (WIP)
	45 days grow-out dams	Concrete / Soil	19,050	4	20
	15 days grow-out dams	Concrete / Soil	5,443	4	12
	Related accessories and miscellaneous		10% total of C.5.

23

	The Assets in Chattels
	Items		Specifications
As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm on 250 Mu Built with the equivalent of 4 APM systems and external RAS systems			Type	Floor areas	Units
				m2
D.1	Plants and eqiuipment and parts and components (Main brood stock & Nursery buildings)
	Office
	Furniture		Sets		1
	Daily working P&E (inclusive computers, printers etc).		Sets		12
	Air-conditioners etc		Sets		3
	Miscellaneous & others		Sets	20% of above
	Staff quarters
	Furniture		Sets		12
	TV etc.		Sets		12
	Air-conditioners etc		Sets		12
	Miscellaneous		Sets	20% of above
	Dried storage (Air blowers & air conditions)		Sets		2
	Cold storage (Compressor, blowers etc)		Sets		1
	Freezer (Compressor & blowers)		Sets		1
	Brine shrimps producing (Related operational machines & P&E)				1
	Kitchen & dinning room
	Tables and chairs		Sets		20
	Cooking equipment and utensils		Sets		1
	miscellaneous and related items		Sets	20% of above
	Electricity sub-station
	Transformers and cables		Sets		2
	Related accessories		Sets		2
	Stand-by Generator room
	Power generators & cables		Sets		1
	Related accessories		Sets		1
	Car parks		0		0
	Heating & Boiler room
	Heat boilers & fittings & connections		Sets		1
	Related accessories		Sets		1
	Guard house
	Furnitues		Sets		2
	Miscellaneous		Sets		2
	Live-baits storages
	All operational P&E and fitting & connections		Sets		1
	Monitor video cameras		Sets		1
	Related accessories		Sets		1
	Water storages & tanks
	PF(2)	Open
	PF(2)	Enclosed wells
	Water Pumps and motors & fitting & connections		Sets		7
	Water settlement basins & filters & fittings & connections		Sets		7
	Related accessories		Sets		7

24

Antiseptic digesters & waste treatment tanks
Water Pumps and motors & fitting & connections	Sets	6
Filter blocks & motor & pumps & fitting & connections	Sets	6
Related accessories	Sets	6
Amenities facilities
Furnitures	Sets	2
Miscellaneous	Sets	2
Fingerling production APM Farm building
Solid waste filters	Sets	4
Bio-bacterial filters	Sets	4
Disease & bacterial cambers	Sets	4
Q3 cambers	Sets	4
Water quality fine treament & adjustment cambers	Sets	4
Water Pumps and motors & fitting & connections	Sets	4
Heat Exhangers & fittings & connections	Sets	4
Drainage fumagation pumps & motors & fittings & connections	Sets	2
Filter & water flow panels, doors & fittings etc.	Sets	4
Water out-let fittings & connections	Sets	4
Aeriators pipes, fittings and connectings	Sets	4
Water quality testing machines & fittings & connections	Sets	12
Monitor computors & fittings & connections	Sets	6
Monitor video cameras & fitting and connections	Sets	6
All related accessories & miscellaneous	Sets	15% of above
Engine rooms
Air blowers & generators & motors & fittings & connections	Sets	8
Water Pumps and motors & fitting & connections	Sets	8
All related accessories & miscellaneous	Sets	8
Laboratory and testing room
Testing apparatus & other P&E	Sets	2
Associated accessories	Sets	2

25

The Assets in Chattels
	Items	Specifications			Units
As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm on 250 Mu Built with the equivalent of 4 APM systems and external RAS systems		Type	Floor areas	Units
			m2
D.2.	Plants & equipment: (Motors & Fittings, connections and accessories for)
	RAS dams (grow-out & brood stocks)
	Grow-out dams Motors and aireators and exchangers	Sets			8
	RAS filtration and water treatment dams	Sets			4
	2015 new constructing grow-out RAS dams (WIP)
	45 days grow-out dams	Sets			4
	15 days grow-out dams	Sets			2
	Related accessories and miscellaneous			15% of above

D.3.	Farm's Operational P&E
	Grading P&E	Sets		1
	Harvesting P&E	Sets		12
	Testing kids	Sets		6
	Cleaning P&E	Sets		6
	Others & miscellaneous	Sets		15% of above

D.4.	Plants & equipment: (Motors & Fittings, connections and accessories for)
	RAS dams (grow-out)
	Grow-out dams Motors and aireators and exchangers	Sets			24
	RAS filtration and water treatment dams	Sets			12
	2015 new constructing grow-out RAS dams (WIP)
	45 days grow-out dams	Sets			24
	15 days grow-out dams	Sets			12
	Related accessories and miscellaneous			15% of above

D.5.	Farm's Operational P&E
	Grading P&E	Sets		4
	Harvesting P&E	Sets		36
	Testing kids	Sets		18
	Cleaning P&E	Sets		18
	Others & miscellaneous	Sets		15% of above

26

(3)	The Third Assets: Prawn Farm (3)

Assets in Chattels
	Items	Specifications			Units
Designed Capacity: 12,000 MT / year from 3 buildings with each building to have the equivalent of 48 APM standardized tanks		Type	Floor areas	Height or depth
Total 144 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)			m2	m
C.1	Fittings, shelvings, connections and accessories for PF3
	Office cum conference & shown rooms etc (in two buildings)	Mixed materials	900	5	2
	Staff quarters (in two buildings)	Mixed materials	900	5	2
	Dried storage	Mixed materials	900	3	1
	Kitchen & dinning room	Mixed materials	400	3	1
	Electricity sub-station	Mixed materials	100	3	3
	Stand-by Generator room	Mixed materials	100	3	1
	Car parks	Mixed materials
	Open	Mixed materials	4,000	-	1
	Heating & Boiler room	Mixed materials	1,000	3	1
	Guard house	Mixed materials	100	3	2
	Amenities facilities	Mixed materials	200	3	2
	Laboratory and testing room	Mixed materials	100	3	1
	Live-baits (open dams)	Mixed materials	3,960	2	1
	Bouandry walls	Mixed materials	-	-	-
	Water storages & dams (PF3)
	Salt water	Concrete / pipings	10,000	2	1
	Fresh water	Concrete / pipings	10,000	2	1
	Waste water	Concrete / pipings	10,000	2	1
	Filtering and antiseptic digestors & dams	Concrete / pipings	2,000	3	3
	APM Farm building
	Building (1)	Mixed materials	8,560	5	1
	Building (2)	Mixed materials	8,560	5	1
	Building (3)	Mixed materials	8,560	5	1
	Engine rooms
	Building (1)	Concrete / pipings	150	5	8
	Building (2)	Concrete / pipings	150	5	8
	Building (3)	Concrete / pipings	150	5	8
	Others & related acessories		10% total of C
C.2.	Construction of Open RAS dams (2nd generation technology (grow-out)
	Grow-out dams	Soil	173,250	2	13
	RAS filtration and water treatment dams	Soil	34,650	2	6
	Grow-out RAS dams
	45 days grow-out dams	Concrete / Soil	173,250	4	13
	15 days grow-out dams	Concrete / Soil	51,975	4	6
	Roofing and covers	Penals & steel	-
	Related accessories and miscellaneous		10% total of C.2
C.3.	(Fittings, connections and accessories for)
	Grow-out dams	Soil	173,250	2	13
	RAS filtration and water treatment dams	Soil	34,650	2	6
	Constructing grow-out RAS dams (WIP)
	45 days grow-out dams	Concrete / Soil	173,250	4	13
	15 days grow-out dams	Concrete / Soil	34,650	4	6
	Related accessories and miscellaneous		10% total of C.3.

27

	Assets in Plants and Equipment
	Items	Specifications
Designed Capacity: 12,000 MT / year from 3 buildings with each building to have the equivalent of 48 APM standardized tanks		Type	Units
Total 144 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)
D	Plants and eqiuipment and parts and components
	Office cum conference & show rooms
	Furniture	Sets	2
	Daily working P&E (inclusive computers, printers etc).	Sets	30
	Air-conditioners etc	Sets	20
	Miscellaneous & others	Sets	20% of above
	Staff quarters
	Furniture	Sets	25
	TV etc.	Sets	25
	Air-conditioners etc	Sets	25
	Miscellaneous	Sets	20% of above
	Dried storage (Air blowers & air conditions)	Sets	2
	Kitchen & dinning room
	Tables and chairs	Sets	30
	Cooking equipment and utensils	Sets	1
	miscellaneous and related items	Sets	20% of above
	Electricity sub-station
	Transformers and cables	Sets	2
	Related accessories	Sets	2
	Stand-by Generator room
	Power generators & cables	Sets	1
	Related accessories	Sets	1
	Car parks	0	0
	Heating & Boiler room
	Heat boilers & fittings & connections	Sets	1
	Related accessories	Sets	1
	Guard house
	Furnitues	Sets	1
	Miscellaneous	Sets	1
	Live-baits open dam
	All operational P&E and fitting & connections	Sets	1
	Monitor video cameras	Sets	-
	Related accessories	Sets	1
	Water storages & tanks
	All 3 open water dams
	Water Pumps and motors & fitting & connections	Sets	12
	Filtering and antiseptic digestors & dams	Sets	12
	Related accessories	Sets	12
	Amenities facilities
	Furnitures	Sets	2
	Miscellaneous	Sets	2

28

	APM Farm
	Solid waste filters	Sets	144
	Bio-bacterial filters	Sets	144
	Disease & bacterial chambers	Sets	144
	Q3 chambers	Sets	144
	Water quality fine treament & adjustment chambers	Sets	144
	Water Pumps and motors & fitting & connections	Sets	144
	Heat Exhangers & fittings & connections	Sets	144
	Drainage fumagation pumps & motors & fittings & connections	Sets	8
	Filter & water flow panels, doors & fittings etc.	Sets	144
	Water out-let fittings & connections	Sets	144
	Aeriators pipes, fittings and connectings	Sets	144
	Filter covers and walking tops	Sets	144
	Water quality testing machines & fittings & connections	Sets	16
	Monitor computors & fittings & connections	Sets	12
	Monitor video cameras & fitting and connections	Sets	12
	All related accessories & miscellaneous	Sets	15% of above
	Engine rooms
	Air blowers & generators & motors & fittings & connections	Sets	12
	Water Pumps and motors & fitting & connections	Sets	12
	All related accessories & miscellaneous	Sets	12
	Laboratory and testing room
	Testing apparatus & other P&E	Sets	6
	Associated accessories	Sets	6
E	Transportation and logistic
	Motor car	Vehicle	2
	Related accessory, fittings & operation P&E	Sets	0
F	Operational P&E
	Grading P&E	Sets	1
	Harvesting P&E	Sets	4
	Testing kids	Sets	3
	Cleaning P&E	Sets	3

29

附件二

Appendix 2

《知识产权资源清单》

List of said Intellectual Properties

(1)	The said First Farm

Prawn Farm (1)

Assets in intellectual properties
	Items	Specifications
Designed Capacity: 1,000 MT / year (mainly for growing of prawns but adaptable to certain speicies of fish)		Type	Years	Units
Total 14 APM tanks (each set of APM tank = 12m x 12m x 2 m depth)
G	Technology licenses (residues)
	Developer licenses (Residues)	Years	49	14
	Operator licenses (residues)	Years	49	14

	Engineering & Consulting fees paid
	25% of A1+A2+B+C

	Other businesses
	To be supplied at later days

30

(2)	The said Second Farm

Prawn Farm (2)

	Items	Specifications		Units
As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm Built with the equivalent of 4 APM systems and external RAS systems on 250 Mu		Type	Years

APM and RAS Licenses

F	Technology licenses
	Developer licenses (Residues) APM	Years	50	4
	Operator licenses (residues) APM	Years	50	4
	Developer licenses (Residues) RAS	Years	50	25
	Operator licenses (residues) RAS	Years	50	25

	Good wills on running business
	To be determined at later days

31

(3)	The said Third Farm

Prawn Farm (3)

Assets in intellectual properties
	Items	Specifications
Designed Capacity: 12,000 MT / year from 3 buildings with each building to have the equivalent of 48 APM standardized tanks		Type	Years	Units
Total 144 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)				APMs
G	Technology licenses (residues)
	Developer licenses (Residues)	Years	48	144
	Operator licenses (residues)	Years	48	144

H	Engineering consulting and services paid
25% of A+B+C1 to C3

I	Other Businesses
To be supplied at later days

J	Deposit payment to sub-contractors
For PF4's construction Contracts

Prawn Farm (4)

Intellectual properties
			Years	Units
G	Technology licenses (residues)
	Developer licenses (Residues)	Years	50	1440
	Operator licenses (residues)	Years	50	1440

	Engineering service and consulting
	25% of B

32

附件三

Appendix 3

《厂房及不动产清单》

List of the Buildings and the Immovable Structures

(1)	The said First Farm

Prawn Farm (1)

	Items	Specifications			Units
Designed Capacity: 1,000 MT / year (mainly for growing of prawns but adaptable to certain speicies of fish)		Type	Floor areas	Height or depth
Total 14 APM tanks (each set of APM tank = 12m x 12m x 2 m depth)			m2	m
A.1.	(Buildings & properties etc).
	Office	Brick	950	3	1
	Conference & show room	Brick	1,250	3	1
	Staff quarters	Brick	1,180	3	1
	Dried storage	Brick	1,500	3	1
	Kitchen & dinning room	Brick	650	3	1
	Electricity sub-station	Semi-brick	50	2.5	2
	Stand-by Generator room	Brick	200	3	1
	Car parks
	Roofed	Steel	200	3	1
	Open	ground	500	-	1
	Heating & Boiler room	Brick	450	3	1
	Guard house	Brick	100	3	2
	Bouandry walls	Brick	1.5 Km	2.5	1
	Water storages & tanks
	PF(1)	Concrete	2,000	6	4
	Amenities facilities	Brick	200	3	2
	APM Farm building (fully enclosed)	Steel & brick	3,500	4	1
	APM Farm building (over-hang)	Steel & brick	1,000	4	1
	Engine rooms	Brick	150	3	5
	Laboratory and testing room	Brick	150	3	1
	Anticeptic digestors & waste treatment tanks	Concrete	500	2	2
	Others & related acessories		10% total of A.1.

33

Leased immovable Structures
	Items	Specifications
Designed Capacity: 1,000 MT / year (mainly for growing of prawns but adaptable to certain speicies of fish)		Type	Floor areas	Units	Units
Total 14 APM tanks (each set of APM tank = 12m x 12m x 2 m depth)			m2
A.2.	Related land and land infrastructure works
	Cutting of hill	Soil	30,000	15	1
	Soil removals	Soil	30,000	5	1
	Leveling of hill	Hours			300
	Retaining walls	Concrete / brick	1.25 KM	5	1
	External roads	Concrete	3,000	1.5	1
	External drainages	Concrete	6,000	0.75	1
	External land scaping & street funitures etc.	Green	8,000	6	1
	Front gates and walls	Steel / brick	100	6	1
	Others and related accessories & miscellaneous etc.		20% total of A.2.
B	Improvements: (Ground, underground and infrastructures etc)
	Open concreted floor & path areas	Concrete	15,000	1
	Roads	Concrete	1,000	1.5
	Drainages	Concrete	2,000	0.5
	Under ground infrastruture	Soil	30,000	3
	Under ground water drainages & connections	Soil	15,000	3
	Under groud electrical wiring and connection	Soil	15,000	1
	Land scaping areas	Green	12,500	-
	Power connections	Soil	3,000	1
	Water connections	Concrete pipes	3,500	4
	Underground Fundation (for APM tanks)	Steel & pilling & concrete	1,750	1.5
	Anticeptic digestors & waste treatment tanks	Concrete & steel	300	2
	Open water dams	Soil	10,000	3
	Others & related acessories	Concrete & soil	10% total of B

34

(2)	The said Second Farm

Prawn Farm (2)

As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm Built with the equivalent of 4 APM systems and external RAS systems		Type	Floor areas	Height or depth
on 250 Mu of land			m2	m
B.1	Buildings & properties etc.of the Broodstock and Nursery Station
	Office	Brick	700	3	1
	Conference & show room	Brick	1,100	3	1
	Staff quarters	Brick	1,200	3	1
	Dried storage	Brick	1,200	3	1
	Cold storage	Brick	120	3	1
	Freezer	Brick	120	3	1
	Brine Shrimps producing room	Semi-brick	300	3	1
	Kitchen & dinning room	Brick	400	3	1
	Electricity sub-station	Semi-brick	50	2.5	2
	Stand-by Generator room	Brick	100	3	1
	Car parks
	Roofed	Steel	500	3	1
	Open	ground	1,000	-	1
	Heating & Boiler room	Brick	350	3	1
	Guard house	Brick	200	3	2
	Live-baits storages	Concrete	1,000	3	1
	Bouandry fence	Brick	5 Km	2.5	1
	Water storages & tanks
	PF(2) Open	Concrete / soil	3,300	2	4
	PF(2) Enclosed wells	Concrete	200	6	3
	Amenities facilities	Brick	200	3	2
	Fingerling production APM Farm building
	Water treatment building	Brick	1,000	3	1
	Brood-stock buildings	Brick	1,000	3	1
	Larve production building	Brick	1,000	3	1
	Fingerling nurturing building	Brick	2,000	3	2
	Final stage Fingerling buildings	Brick	1,000	3	1
	Sales building	Brick	500	3	1
	Engine rooms	Brick	100	3	5
	Laboratory and testing room	Brick	100	3	1
	Anticeptic digestors & waste treatment tanks	Concrete	300	2	2
	Others & related acessories		10% total of B.1

B.2.	Buildings & properties of the RAS dams (20 Mu)

	Farm building	Brick / steel	7,000	4	4
	Farm building	Brick / steel	2,000	4	2
	Related accessories and miscellaneous		10% total of B.2

35

As at 18.08.2016
PF2's Brood-stock station: Nursery station: and Grow-out farm Built with the equivalent of 4 APM systems and external RAS systems on 250 Mu		Type	Floor areas	Height or depth	Units
			m2	m
A	Infrastructure and underground work
	Open concreted floor & path areas	Concrete	15,000	1
	Roads (internal)	Concrete	1,250	1.5
	Road External leading to property	Concerte	4,000	2
	Drainages (internal)	Concrete	2,000	0.5
	Drainage (External)	Concrete	8,000	0.5
	Under ground infrastruture	Soil	17,000	3
	Under ground water drainages & connections	Soil	8,500	3
	Under groud electrical wiring and connection	Soil	7,000	1
	Land scaping areas	Green	20,000	-
	External Drainages (Sides)	Soil	3,000	1
	External land scaping	Trees	4,000	-
	External power connections	Soil	3,000	1
	External water connections	Concrete pipes	6,000	4
	Underground Fundation (for production tanks APM farm)	Steel & pilling & concrete	6,500	1.5
	Anticeptic digestors & waste treatment dams	Concrete / soil	6,600	2	2
	Open RAS water treatment and filtration dams	Soil / concrete	3,960	2	3
	Others & related acessories	Concrete & soil	10% total of A

36

(3)	The said Third Farm

Prawn Farm (3)

Leased Assets in Buildings
	Items	Specifications
Designed Capacity: 12,000 MT / year from 3 buildings with each building to have the equivalent of 48 APM standardized tanks		Type	Floor areas	Height or depth
Total 144 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)			m2	m
A	Buildings & properties etc.
	Office cum conference & shown rooms etc (in two buildings)	Brick	900	5
	Staff quarters (in two buildings)	Brick	900	5
	Dried storage	Brick	900	3
	Kitchen & dinning room	Brick	400	3
	Electricity sub-station	Brick / steel	100	3
	Stand-by Generator room	Brick / steel	100	3
	Car parks
	Open	ground	4,000	-
	Heating & Boiler room	Brick / steel	1,000	3
	Guard houses	Brick	100	3
	Amenities facilities	Brick	200	3
	Laboratory and testing room	Brick	100	3
	Live-baits (open dams)	Soil	3,960	2
	Bouandry walls	-	-	-
	Water storages & dams (PF3)
	Salt water	Soil / Concrete	10,000	2
	Fresh water	Soil / Concrete	10,000	2
	Waste water	Soil / Concrete	10,000	2
	Filtering and antiseptic digestors & dams	Soil / Concrete	2,000	3
	APM Farm building
	Building (1)	Brick / steel	8,560	5
	Building (2)	Brick / steel	8,560	5
	Building (3)	Brick / steel	8,560	5
	Engine rooms
	Building (1)	Brick / steel	150	5
	Building (2)	Brick / steel	150	5
	Building (3)	Brick / steel	150	5
	Others & related acessories		10% total of A

37

Leased Immovable Structures
	Items	Specifications
Designed Capacity: 12,000 MT / year from 3 buildings with each building to have the equivalent of 48 APM standardized tanks		Type	Floor areas	Units
Total 144 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)			m2
B	Ground, underground and infrastructures etc.
	Open concreted floor & path areas	Concrete	8,000	1
	Roads(internal sub-divided roads)	Concrete	2,000	1.5
	Drainages (internal & sub-divisions)	Concrete	2,000	0.5
	Land fills and levellings etc.	Mixed soil	25,000	5
	Under ground infrastruture	Soil	8,000	3
	Under ground water drainages & connections	Soil	8,000	3
	Under groud electrical wiring and connection	Soil	8,000	1
	Land scaping areas	Green	10,000	-
	External Drainages	Concrete / pipes	6,000	1
	External power connections	Soil	6,000	1
	External water connections	Concrete pipes	6,000	4
	Underground Fundation (for APM tanks)	Steel & pilling & concrete
	Building (1)		5,560	2
	Building (2)		5,560	2
	Building (3)		5,560	2
	Others & related acessories	Concrete & soil	10% total of B

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Prawn Farm (4)

	Items	Specifications
Designed Capacity: 60,000 MT / year from 30 buildings with each building to have the equivalent of 36 APM standardized tanks		Type	Floor areas	Units
Total 1440 APM filters to (acconodate different sized tanks adaptable to gorw-out needs)			m2
A	Improvements: in(Buildings & properties etc).
	Office cum conference & shown rooms etc (in two buildings)	Concrete / steel	1,313	5
	Staff quarters (in two buildings)	Concrete / steel	3,938	5
	Dried storage	Concrete / steel	6,563	5
	Kitchen & dinning room	Concrete / steel	788	5
	Electricity sub-station	Concrete / steel	100	3
	Stand-by Generator room	Concrete / steel	150	5
	Car parks
	Open		5,000	-
	Roofed	Steel	3,000	3
	Heating & Boiler room	Concrete / steel	250	5
	Guard house	Concrete / steel	75	5
	Amenities facilities	Concrete / steel	300	5
	Laboratory and testing room	Concrete / steel	150	5
	Live-baits (open dams)	Soil	6,600	2
	Cold storages	Freezer panels	1,000	5
	Freezers	Freezer panels	2,000	5
	Water storages & dams (PF3)
	Salt water	Soil / Concrete	10,000	2
	Fresh water	Soil / Concrete	10,000	2
	Waste water	Soil / Concrete	10,000	2
	Filtering and antiseptic digestors & dams	Soil / Concrete	2,000	3
	APM Farm building
	Building (1)	Brick / steel	8,560	5
	Building (2)	Brick / steel	8,560	5
	Building (3)	Brick / steel	8,560	5
	Engine rooms
	Building (1)	Brick / steel	150	5
	Building (2)	Brick / steel	150	5
	Building (3)	Brick / steel	150	5
	Others & related acessories		10% total of A

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Appendix 4

资产股票对换价值明细清单

Details of the said Assets and Shares Exchange Value Settlement

基于该投资者同意以该资产和该知识产权, 以及租金注入资产受让方的方式投资于投资公司, 投资公司将依据本合同条款2.7规定在完成日期或之前, 分期发行等值的投资公司股票给该投资者或该投资者指定的人士或单位。该资产和该知识产权, 以及租金的评估价值如下:

In consideration of the said Investors investing in the Invested Company, by way of injecting the said Assets and the said Intellectual Property as well as the Rental into the Assets Recipient, the Invested Company shall issue such number of equivalent value of new shares calculated at HK$26.40 / share of the Invested Company to the said Investors or their nominee in accordance with Clause 2.7 hereof on or before the Completion Date. The valuation of the said Assets and the said Intellectual Property as well as the Rental are, as follows:

Summary of Valuation (Subject to final adjustments)

(1)	The said First Farm

Prawn Farm (1)

Index	Summary of assets:	RMB	US$
C	The Chattels	28,134,894	4,199,238
D, E & F	The P&E	36,124,103	5,391,657
G	The Intellectual properties	42,531,796	6,348,029
	Total 1	106,790,793	15,938,924

A1	The Buildings	85,979,520	12,832,764
A2 & B	Leased immovable structures	66,311,665	9,897,263
	Total 2	152,291,185	22,730,028

	Total considerations	259,081,978	38,668,952

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(2)	The said Second Farm

Prawn Farm (2)

Index	Summary of Assets:	RMB	US$
B1 to B5	The Buildings	84,821,055	12,659,859
C1 to C5	The Chattels	142,970,506	21,338,882
D1 to D5	The P&E	15,584,500	2,326,045
F	The Intellectual properties	91,587,626	13,669,795
	Total (1)	334,963,687	49,994,580

A	Leased immovable structures	60,838,938	9,080,438

	Total considerations	395,802,625	59,075,018

(3)	The said Third Farm

Prawn Farm (3)

Index	Summary of assets:	RMB	US$
C1 to C3	The Chattels	225,180,616	33,609,047
D, E & F	The P&E	161,105,363	24,045,576
G, H, I & J	The Intellectual properties	202,528,813	30,228,181
T1	Total	588,814,791	87,882,805
A	The Buildings	79,620,860	11,883,710
B	Leased immovable structures	57,601,775	8,597,280
T2	Total	137,222,635	20,480,990
	Total Cosideration	726,037,426	108,363,795

Prawn Farm (4)

Summary of Assets
Purchased assets
Intellectual Properties	473,018,967	69,053,864

Immovable structures	12,975,738	1,894,268

Total consideration	485,994,704	70,948,132

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